OncoSec Medical Incorporated

24 North Main Street

Pennington, New Jersey 08534

November 28, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jason Drory Laura Crotty

Re:	OncoSec Medical Incorporated Withdrawal of Acceleration Request - Registration Statement on Form S-1 (File No. 333-268081)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on November 23, 2022, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Friday, November 25, 2022 at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Should you have any questions regarding this request for withdrawal, please contact Christopher Tinen of Procopio, Cory, Hargreaves & Savitch LLP by telephone at (858) 720-6320.

Very truly yours,

/s/ Robert H. Arch
Robert H. Arch
President and Chief Executive Officer